UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2006

BHP Billiton Plc
_________________

(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
 __________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 March 2006
Number 05/06

SENIOR MANAGEMENT APPOINTMENTS AT BHP BILLITON

Today BHP Billiton announced several management appointments designed to broaden the experience of a number of its senior executives. This is a continuation of the talent development program announced in December 2005.

Bob Kirkby, currently President of Carbon Steel Materials has announced he plans to retire from BHP Billiton on 31 December 2006. Until his retirement, Bob will serve as Executive President. He will retain responsibility for our Energy Coal business and continue to have oversight of the corporate functions of Group Supply and Project Development Services as well as responsibility for our country offices in Brazil, India and Mongolia. Bob will continue as a member of the Office of the Chief Executive ("OCE") and Chairman of the Executive Committee until his retirement.

Chris Lynch, currently Chief Financial Officer, will be appointed Group President of Carbon Steel Materials which includes our Iron Ore, Metallurgical Coal and Manganese businesses. Chris will continue as an Executive Director and as a member of the OCE. Chris' experience with our key processes for project approval, performance management and financial oversight, as well as his previous operating experience, will fit well with the requirements of this critical part of BHP Billiton.

Alex Vanselow, currently President Aluminium will replace Chris as Chief Financial Officer and will join the OCE. Alex has an extensive knowledge of BHP Billiton and its businesses. Alex's familiarity with the company and its financial process combined with his operating experience provides an outstanding opportunity to further align the corporate objectives with the activities of the CSGs. Alex will be based in Melbourne.

Graeme Hunt, currently President Iron Ore will replace Alex as President Aluminium. Graeme's success in developing and managing the delivery of our significant growth pipeline within our iron ore business provides an excellent background for his new role. Graeme will be based in London.

Commenting on Bob Kirkby's retirement Chip Goodyear, Chief Executive Officer, said: "Bob has had a long and distinguished career at BHP Billiton. He has had leadership roles across many of our businesses and his experience has been integral to our success. During 2006, Bob will assist in the on-going transformation of Energy Coal, continue to develop several of our functions and regional offices, and will ensure the smooth transition of his responsibilities in Carbon Steel Materials."

All appointments will be effective 1 April 2006.

Commenting on the appointments Chip Goodyear said: "Today's appointments continue our commitment to develop our executives. These moves will broaden the experience of our top team and facilitate smooth succession planning. This continues to be an effective way to challenge our senior people and develop additional organisational capability while ensuring continuity of our business initiatives."

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

Biographical Details:

Bob Kirkby

Group President Carbon Steel Materials. From 1 April 2006 Executive President
Member of the Office of Chief Executive, Chairman of the Executive Committee

Joined the Group in 1978 and appointed Group President Carbon Steel Materials in March 2004. He was previously President Carbon Steel Materials, Chief Operating Officer BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Chris Lynch

Executive Director and Chief Financial Officer. From 1 April 2006 Group President Carbon Steel Materials
Member of the Office of Chief Executive and an Executive Director

Joined the Group in 2000 as Chief Financial Officer of the Minerals Group. Appointed Chief Financial Officer in September 2001 and an Executive Director in December 2005. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.

Alex Vanselow

President Aluminium. From 1 April 2006 Chief Financial Officer
Member of the Office of Chief Executive

Joined the Group in 1989 and appointed President Aluminium in March 2004. He was previously Vice President and Chief Financial Officer for Aluminium, Vice President Finance and Chief Financial Officer for Orinoco Iron, Manager Account and Control and Manager Finance and Administration Rails and Ports for BHP Iron Ore and Senior Auditor BHP Minerals. He is Chairman of Mozal and Worsley and Vice Chairman of the International Aluminium Institute.

Graeme Hunt

President Iron Ore. From 1 April 2006 President Aluminium
Member of the Executive Committee

Joined the Group in 1975 and appointed President Iron Ore in January 2004. He was previously President Western Australia Iron Ore, Vice President Portfolio Restructuring Strategy - BHP Corporate, Group General Manager - BHP Manganese, General Manager Port Kembla Coal Terminal Ltd, NSW Ports Manager - BHP Transport Ltd and has held various other positions in BHP Steel. He is Vice President of the Minerals Council of Australia and Vice President of the Australian Mines & Metals Association.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 7 March 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary